(AFP Imaging Corporation letterhead)






March 15, 2005

Mr. Gary R. Todd
Reviewing Accountant
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

Dear Mr. Todd:

The following is in response to your letter, dated February 10, 2005 (received February 16, 2005), regarding the AFP Imaging Corporation ("we," "AFP" or the "Company") Form 10-K for the fiscal year ended June 30, 2004 (the "Form 10-K") and the Company's Form 10-Q for the quarter ended September 30, 2004. In the undersigned's discussion with Jeanne Bennett on February 16, 2005, we obtained an extension to reply to you by March 15, 2005. We appreciate this extension. As requested in your letter, below we have included your comments followed by the Company's responses. We have set forth below the Company's response to your comments, each of such responses following a copy of the individual comment to which the response is directed. With respect to your comments requesting future compliance, we confirm that we will comply with these comments in all future filings.

The Company acknowledges that

     1. the Company is responsible for the adequacy and accuracy of the disclosure in the filing,

     2. staff comments or changes to disclosure in response to staff comments do not foreclose the the Commission from taking any action with respect to the filing; and

     3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10k for fiscal year ended June 30, 2004

Management's Discussion and Analysis
------------------------------------


Critical Accounting Policies and Estimates
------------------------------------------

1. Tell us why you have not presented critical accounting policy disclosure in MD&A. Refer to FR-60 and FR-72 for further guidance on these disclosures and advise. We may have further comment about this disclosure upon review of your response.

Response:
---------

The Company is familiar with FR-72, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operation" and FR-60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies." The Notes to the Company's Consolidated Financial Statements clearly define all specific accounting policies followed, as well as where estimates are utilized. Parts I and III of the Company's Annual Report on Form 10K discusses any uncertainties related to the Company's operations and its outstanding environmental lawsuits. When preparing the Form 10-K, the Company felt that these discussions provided sufficient information and disclosures to explain the nature of the estimates and assumptions used, as well as the impact of the estimates and assumptions on the financial condition or operating performance. In future filings, we will specifically disclose the information regarding the Company's critical accounting policies in the MD&A to supplement the description of accounting policies in the notes to our financial statements.

Capital Resources and Liquidity- Page 13
----------------------------------------

2. We note the brief reference to operating cash flows. Pursuant to FR-72, MD&A release, we normally believe that Registrant's should present a discussion of cash flows from operating activities. That discussion should identify and analyze the underlying drivers of operating cash flows. Please note that the form of the cash flow statement should not drive the substance of this discussion and that it is insufficient to present a narrative that merely lists items from that Statement. Please revise your disclosures in future filings, or tell us how your discussion considers the objectives of the Release.

Response:
---------
We have noted your comments, and our future filings will disclose a discussion of cash flows from operating activities, which identify and analyze the underlying drivers of operating cash flows.


Quantitative and Qualitative Disclosures about Market Risk -Page 16
-------------------------------------------------------------------

3. We read in Note 4 that the interest rate for some of your debt is based on the prime rate and for other debt based on LIBOR. Please explain to us why you believe Item 305 of Regulation S-K does not apply to your company. Please note that our publications "Questions and Answers About the New Market Risk Disclosure Rules" contains guidance on materiality as applicable to this disclosure.

Response:
---------
The Company has no derivative instruments and does not trade any financial instruments. The only potential market risk exposure to the Company arises in connection with changes in the interest rate risk associated with the Company's various debt instruments. The Company fully discloses the amount of debt associated with each respective borrowing amount and the current interest rates applicable to such debt instruments and notes, on an historical basis, that changes in interest rates, along with changes to the outstanding balances, impact the Company's interest expense. Additionally, interest expense is less than 1% of total expenses, and the Company does not have significant debt balances. Notwithstanding the above, the Company shall include disclosure under item 305 in future filings so as to advise the reader of potential risks (and benefits) that would result from changes in fluctuating interest rates of our borrowings.


Financial Statements
--------------------

Note 1. Nature of Business and Significant Accounting Policies
--------------------------------------------------------------

Inventories-Page F-7
--------------------

4. We have read in Note 5 to the interim financial statement for October 2004 the expanded disclosures for inventories explaining your policy for the standard cost system. Please also present these clarified disclosures in your annual financial statements in future filings.

Response:
---------
We have noted your comments, and our future filings will disclose in more detail the expanded disclosures for our inventory standard cost system.


5. Tell us the amounts of inventory impairment charges in each of the past three fiscal years; and tell us how you identify and account for inventory impairment. Pursuant to SAB Topic 5-BB, inventory charges are permanent reductions to inventory cost. Your response should clarify how your practices conform to the requirements of the SAB.

Response:
---------
The Company's inventories are stated at the lower of cost (first-in, first-out) or market (net realizable value), and maintained through a standard cost accounting system in conjunction with an actual perpetual inventory system. When impairment is noted in inventory items (based on obsolescence due to changing market and/or technical conditions), the standard cost is written down to $0, and flowed through cost of sales and/or the specific inventory reserve. The inventory item(s) are then discarded. The Company's inventory reserves are reviewed and adjusted throughout the year to make sure that they are sufficient to reflect the realizable value of inventory, which is also based on changing technology and market conditions.

 In FY 2004, the Company increased its inventory reserve by $25K and discarded $33K of inventory, both of which were recorded as cost of sales. In FY 2003, the Company discarded $203K of inventory, of which $160K was applied to the existing inventory reserve and $44K was recorded as cost of sales. In FY 2002, the Company discarded $456K of inventory, of which $75k was applied to the existing inventory reserve and $380K was recorded as cost of sales.


Adoption of FAS 142-Page F-10
-----------------------------

6. Pursuant to FAS 142, transitional goodwill impairment is identified and measured in a two -step process. Your disclosure that the fair value of your reporting unit was less than its carrying amount is only the first step in the transitional analysis. Please expand future filings to also disclose how you applied the second step. You should also respond supplementally and show us that your method complied with the requirements of the Standard.

Response:
---------
In July 2002 (Fiscal Year 2003), the Company complied with FAS 142 and wrote off $1,297,069 of goodwill. The Company's average stock price, at that time, was used to value the fair value of the reporting unit. Using the average stock price for July 2002, the fair value of the reporting unit was deemed to be $1.48 million. On July 1, 2002, the fair value of the assets (excluding goodwill) was deemed to be approximately $6.55 million and the fair value of the liabilities was deemed to be approximately $5.03 million, resulting in a net value of $1.52 million. Since the fair value of the reporting unit was less than the fair value of the net assets (excluding goodwill), the entire amount of the goodwill was deemed impaired. We will add the previous sentence to our disclosure in future filings. The Company no longer has any goodwill on its books.

Note 2 Inventories-Page F-11
----------------------------

7. Tell us why you should not disaggregate the item "work-in-process and finished goods" to separately present work-in-progress inventory from finished goods inventory. Refer to Rule 5-02.6 to Regulation S-X.

Response:
---------
Rule 5-02.6 to Regulation S-X states that the major classes of inventory should be disclosed. The Company includes "work-in-process" and "finished goods" as one-line item because the "work-in-process" is believed to be immaterial to the Company's inventory amount. The "work-in-process" amount at June 30, 2004 represented less than 4% of the total inventory value, and the Company deemed that it was not necessary to separately disclose the "work-in-process" amount.


Note 7 Income Taxes-Page F-14
-----------------------------

8. Unless insignificant, please also make disclosure about any carry forwards for state tax operating losses. Any significant tax credit carry-forwards should also be disclosed.

Response:
---------
In future filings, we will discuss the amount of state operating loss carry-forwards, as well as federal net operating loss carry-forwards. We do not have significant tax credit carry-forwards.


9. Expand future filings to disclose in more detail the nature and reasons for the "Adjustment to income tax liability accounts." Also respond supplementally and explain why the adjustment, including its timing, is appropriate.

Response:
---------
We have noted your comments and our future filings will disclose in more detail the nature and reasons for "Adjustment to income tax liability accounts."

During Fiscal 2004, the Company reversed a liability that had been set up many years prior. The Company believes this reversal was appropriate as there are no known tax liabilities other than those included in the Company's financial statements at June 30, 2004. In addition, the Company does not believe it has exposure for any significant potential adjustment in connection with its tax positions. The Company treated the adjustment to its income tax liability accounts as an adjustment to an estimate previously recorded, and recorded this adjustment during the period the estimate for tax liabilities was revised.

10. We see that deferred income taxes for depreciation and amortization total nearly one million dollars. That amount is unusually material to the historical cost and the net carrying amount of long-lived assets reported on your balance sheet. In a supplemental response clarify for us how the depreciation and amortization difference produced such a significant deferred tax asset.

Response:
---------
Since Fiscal 1998, the Company has written off $4.7 million in connection with impairment of goodwill related to an acquisition completed in 1995 and two acquisitions completed in 1997. As of June 2004, there was no remaining goodwill on the books. Since these impairment charges were not deductible for tax purposes, the Company continues to amortize goodwill in its tax filings. At June 30, 2004, the Company had in excess of $2.2 million of unamortized goodwill, which correlates to the majority of the deferred tax asset noted under the Depreciation and Amortization caption.

Note 9, Commitments and Contingencies-Page F-16
-----------------------------------------------

11. We read that you recorded an accrual for an environmental claim net of an amount expected from your insurer. Pursuant to paragraph 140 to SOP 96-1, the amount of an environmental remediation liability should be determined independently from any potential claim for recovery. The amount of any potential recovery should be recognized only when realization of the claim for recovery is deemed probable. Confirm to us that any insurance recovery considered in the accrual is probable of receipt and, if true, make that explicit disclosure in future filings.

Response:
---------
As stated in Note 9, the Company's insurance carrier had agreed (in writing) to equally share with the Company all defense costs. They also agreed (in writing) to equally share any and all settlement costs. Therefore, the insurance recovery was deemed probable. This case was settled in December 2004, and both the Company and the insurance carrier paid their respective portions in February 2005. Accordingly, the accrual recorded represented the net cost incurred by the Company. This explicit disclosure will be made in future filings.


Note 10 Segment Information-Page F-17
-------------------------------------

12. Tell us why you should not make product line disclosure as set forth in paragraph 37 to FAS 131.
---------------------------------------------------------------------

Response:
---------
Paragraph 37 to FAS 131 states that an enterprise shall report revenue from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. All of the products produced by the Company are similar and pertain to diagnostic x-ray imaging, for the generating, capture, and display of the image. The Company's products are sold to various distributors, who then resell the products to the end users. As the Company is a manufacturer and distributor, no other services are provided. Since the products are similar in nature, we believe no segment reporting is necessary. In addition, the Company believes that any further disclosure of the Company's products on a product by product basis would be providing proprietary and confidential information that could be potentially used by our competitors.


Very truly yours,

AFP Imaging Corporation



/s/ Elise Nissen
-----------------------
Elise Nissen
Chief Financial Officer


cc:  Goldstein Golub Kessler LLP
       Snow Becker Krauss P.C.